

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2021

Nils A. Ollquist
Chief Executive Officer and Director
BROOKMOUNT EXPLORATIONS INC
1 East Liberty, Suite 500
Reno, NV 89501

> **Re: BROOKMOUNT EXPLORATIONS INC**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed December 20, 2021**
> **File No. 024-11533**

Dear Mr. Ollquist:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed December 20, 2021

General

1. Please have your offering statement signed by the issuer, the principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors. Please see instructions to signatures for Form 1-A.

Nils A. Ollquist
BROOKMOUNT EXPLORATIONS INC
December 28, 2021
Page 2

 For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation

cc: Brett Verona